

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Fred Colen
President and Chief Executive Officer
Neovasc Inc.
Suite 5138-13562 Maycrest Way
Richmond, British Columbia, Canada V6V 2J7

> **Re: Neovasc Inc.**
> **Registration Statement on Form F-3**
> **Filed August 13, 2020**
> **File No. 333-245385**

Dear Mr. Colen:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-3 filed August 13, 2020

General

1. We note that you are registering for sale up to 7,061,856 common shares that are issuable upon the exercise of warrants that you previously issued. Please identify the warrantholders for whom you are registering the common shares underlying the warrants and provide the other disclosure required by Item 9.D. of Form 20-F. Alternatively, please tell us why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Hong, Esq.